

Mail Stop 3030

December 18, 2009

Dr. George A. Lopez, M.D.
Chief Executive Officer
ICU Medical, Inc.
951 Calle Amanecer
San Clemente, CA 92673

   Re: ICU Medical, Inc.
     Form 10-K for fiscal year ended December 31, 2008
     Filed February 20, 2009
     Form 10-Q for fiscal quarter ended September 30, 2009
     File No. 000-19974

Dear Dr. Lopez:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2008

General

1. We note that you filed a Form 8-A on August 1, 2007, and an amended Form 8-A on October 18, 2007, to register the rights distributed pursuant to your rights agreement as a class of securities pursuant to section 12(g) of the Exchange Act. Given that your shares of common stock are registered as a class of securities under section 12(b) and the rights currently trade with and are inseparable from your ordinary shares, tell us why you did not file a registration statement on Form 8-A

pursuant to section 12(b) to register the rights as a class of securities under the Exchange Act.

Item 11 Executive Compensation, page 54

2.   We note from your disclosure under "Compensation Disclosure and Analysis," incorporated by reference from page 12 of your proxy statement, that you generally set base salaries "at no less than the median base salary for similar positions in other companies of comparable size," after reviewing peer group data provided by Compensia. Given that you appear to target this element of your compensation packages, please briefly discuss in your applicable future filings how the base salaries you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why. In addition, in your applicable future filings, please identify the peer companies you use.

3.   We note your disclosure on page nine of your proxy statement incorporated by reference into your Form 10-K that payment of your 2008 performance bonuses was based on achievement of a variety of financial goals, including revenue, gross profit and operating income targets for all named executive officers, certain sales and operating based targets for Mr. Costello, and specific profit and revenue targets for Dr. Lopez. We also note your disclosure that you "do not disclose the actual performance targets because doing so would cause [you] competitive harm." In future filings, please provide the specific targets to be achieved in order for your named executive officers to earn performance compensation. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

4.   We refer to your disclosure on page nine of your proxy statement under the caption "Performance-Based Bonuses," the summary compensation table on page 12, and the grants of plan based awards table on page 13. We note your statement on page nine that no other executive officers other than Dr. Lopez participated in the 2008 Plan in 2009. In future filings, please discuss the material terms of the plan or

plans under which each named executive officer was awarded plan based compensation. To the extent such plans are written, file the plans as exhibits. You should discuss the reasons that any named executive officer does not participate in a particular plan. Refer to Item 402(b)(2)(vii) and (e)(1)(iii) of Regulation S-K.

5.   We refer to your disclosure under the caption "Stock Options" on page 10 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal discussion and analysis as to how the annual stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how you make your stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how you determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers. Discuss how the stock option grants relate to the data you have analyzed from your peer group, and disclose the specific "operating performance achievements" used to determine the amount of the grants.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Liquidity and Capital Resources, page 18

6.   We note your disclosure on page 28 of your Form 10-Q for fiscal quarter ended September 30, 2009, that you estimate your capital expenditures for 2009 will approximate $19 million, including $5.7 million relating to your new Slovakia plant. In future filings, please describe all of your material commitments for capital expenditures as of your latest fiscal period. Refer to Item 303(a)(2) of Regulation S-K.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Special Counsel